Christopher Werner, CEO
C3 Capital, Inc.
September 10, 2021
Page 1

September 10, 2021
CONFIDENTIAL
VIA EDGAR FILING

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Re: C3 Capital, Inc. Withdrawal of  Offering Circular on Form 1-A,
File No. 024-11340
Dear Ladies/Sirs:
This correspondence informs the Commission that the issuer, Golden Cacao Corporation is formally withdrawing on this Form 1-A-W, the Form 1-A dated and filed under File No. 024-11340. The issuer is no longer seeking qualification of this Form 1-A filing until it secures a broker-dealer arrangement.

If we can be of further assistance, please do not hesitate to contact me at 920-207-0100.

Sincerely,
Christopher Werner
Christopher Werner, Chairman and CEO
cc James R. Simmons, Esq.
Simmons Associates, Ltd.